SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

TNE Rio de Janeiro, July 08, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras, in continuity with the market announcement disclosed by the Company on on July 2, 2025, informs that, it was approved, on this date, by the Board of Directors, the execution of the agreement between ANEEL and Transnorte Energia S.A. (TNE) - in which Eletrobras holds 64.6% of the share capital – to bring an end to the dispute and the ICC Arbitration Proceeding No. 27016/RLS. The agreement provides for: a) TNE assuming all arbitration-related costs and expenses, thereby exempting ANEEL from any adverse cost burden, and b) the signing of a new Addendum to the Public Electricity Transmission Service Concession Agreement No. 3/2012 – ANEEL, seeking to economically and financially rebalance the concession under the following conditions:RAP (Annual Permitted Revenue) with a ceiling value of R$ 395,660,000.00, as of March 2019;Term of 27 years;Initial date on 09/28/2024 (equivalent to 3 years after the issuance of the Installation License – LI by IBAMA on 09/28/2021);Final date on 09/28/2051, totaling 30 years of concession;Adjustment based on the IPC-A (Broad Consumer Price Index), in accordance with the provisions of Clause Six of Concession Contract No. 3/2012-ANEEL." Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.